UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)

January 6, 2017

Surgical Care Affiliates, Inc.

(Exact name of registrant as specified in charter)

Delaware	001-36154	20-8740447
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

510 Lake Cook Road, Suite 400

Deerfield, IL 60015

(Address of Principal Executive Offices, including Zip Code)

(847) 236-0921

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On January 7, 2017, Surgical Care Affiliates, Inc., a Delaware corporation (“SCA” or the “Company”), entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with UnitedHealth Group Incorporated, a Delaware corporation (“Parent” or “UnitedHealth Group”), and Parent’s wholly owned subsidiaries, Spartan Merger Sub 1, Inc., a Delaware corporation (“Purchaser”), and Spartan Merger Sub 2, LLC, a Delaware limited liability company (“Merger Sub 2”).

The Offer and the Mergers; Transaction Consideration

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser will commence an exchange offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”), with each Share accepted by Purchaser in the Offer to be exchanged for the right to receive, at the election of Parent, either:

i.	(x) $11.40 in cash (the “Minimum Cash Consideration”) and (y) a number of shares of Parent common stock equal to (A) $57.00 minus the Minimum Cash Consideration, divided by (B) the volume weighted average of the closing sale prices per share of Parent common stock on the New York Stock Exchange on each of the five full consecutive trading days ending on and including the third business day prior to the closing (the “Parent Trading Price”) (the stock consideration calculated in accordance with this clause (y), the “Maximum Stock Consideration”); or

ii.	(x) an amount in cash greater than the Minimum Cash Consideration and not to exceed $27.93 (such amount, the “Alternative Cash Consideration,” and each of the Alternative Cash Consideration and the Minimum Cash Consideration, as applicable, being referred to herein as the “Cash Consideration”) and (y) a number of shares of Parent common stock equal to (A) $57.00 minus the Alternative Cash Consideration, divided by (B) the Parent Trading Price (the stock consideration calculated in accordance with this clause (y), the “Alternative Stock Consideration,” and each of the Alternative Stock Consideration and the Maximum Stock Consideration, as applicable, being referred to herein as the “Stock Consideration”);

plus cash in lieu of any fractional shares (as further described below), in each case, without interest, but subject to any applicable withholding of taxes (together with the applicable Stock Consideration and the applicable Cash Consideration, the “Transaction Consideration”).

If the conditions of the Offer are satisfied and the Offer closes, Parent would acquire any remaining Shares by a merger of Purchaser with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned indirect subsidiary of Merger Sub 2. Immediately following the First Merger, the Company, as the surviving company of the First Merger, will be merged with and into Merger Sub 2 (the “Second Merger” and together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a wholly owned direct subsidiary of Parent. The Merger Agreement contemplates that the First Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), which permits completion of the First Merger upon the acquisition by Purchaser of one Share more than 50% of the number of Shares that are then issued and outstanding. Accordingly, no vote of the Company stockholders will be required in connection with the First Merger if Parent and Purchaser consummate the Offer.

The Company and Parent intend, for U.S. federal income tax purposes, that the Offer and the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

The obligations of Parent and Purchaser to consummate the Offer are subject to the satisfaction of or, if permissible, waiver of certain conditions including, but not limited to, (i) a majority of the Shares having been validly tendered and not properly withdrawn prior to the expiration of the Offer (such condition, the “Minimum Condition”), (ii) the expiration or termination of any waiting period applicable to the Offer or Mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) Parent’s Registration Statement on Form S-4 with respect to the shares of Parent common stock to be issued in the Offer or the First Merger having been declared effective by the U.S. Securities and Exchange Commission (the “SEC”), (iv) the approval of listing on the New York Stock Exchange of the shares of Parent common stock to be issued in the Offer or the First Merger, (v)

the accuracy of the representations and warranties, and compliance with the covenants, of the Company contained in the Merger Agreement, in each case subject to certain qualifications, (vi) the absence of any injunction by any court or other tribunal of competent jurisdiction, or any applicable law, that would make the Offer or the Mergers illegal, (vii) the delivery of a written opinion of Cleary Gottlieb Steen & Hamilton LLP to the Company, and the delivery of a written opinion of Hogan Lovells US LLP to Parent, in each case in form and substance reasonably satisfactory to the applicable recipient, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, the Offer and the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Tax Opinion Conditions”), (viii) receipt of certain required approvals and delivery of certain notices for the certificates of need and licenses to operate for the Company’s facilities and (ix) other customary conditions (collectively, the “Offer Conditions”). Certain of the Offer Conditions, such as the Minimum Condition, cannot be waived by Purchaser without the Company’s consent. Purchaser is obligated to waive the Tax Opinion Conditions if requested by the Company. Consummation of the Offer or the First Merger is not subject to any financing conditions.

In the First Merger, each outstanding Share not tendered in the Offer and accepted for payment, other than Shares owned by Parent, the Company (in the treasury of the Company), subsidiaries of either Parent or the Company or by stockholders who have validly exercised their appraisal rights under Delaware law, will be converted into the right to receive the Transaction Consideration. No fractional shares of Parent common stock will be issuable in the Offer or the First Merger, and each Company stockholder who otherwise would be entitled to receive a fraction of a share of Parent common stock pursuant to the Offer or the First Merger will be paid an amount in cash (without interest) determined by multiplying (i) the Parent Trading Price, rounded to the nearest one-hundredth of a cent by (ii) the fraction of a share (after aggregating all Shares held by such stockholder and accepted for payment by Purchaser pursuant to the Offer or otherwise held by such stockholder at the time the First Merger becomes effective, as applicable, and rounded to the nearest one thousandth when expressed in decimal form) of Parent common stock to which such stockholder would otherwise be entitled.

Treatment of Company Equity Awards; Other Employee Benefits Matters

Pursuant to the Merger Agreement, each option to purchase Shares that is outstanding immediately prior to the effective time of the First Merger (the “Effective Time”) will be cancelled and converted into an option to purchase a number of shares of Parent common stock equal to the product of (x) the number of Shares subject to such option and (y) $57.00 divided by the Parent Trading Price (the “Equity Award Conversion Ratio”), at an exercise price per share equal to (A) the exercise price per Share of such option immediately prior to the Effective Time divided by (B) the Equity Award Conversion Ratio. Each Company restricted stock unit (“Company RSU”) outstanding immediately prior to the Effective Time will be cancelled and converted into a restricted stock unit denominated in shares of Parent common stock (“Parent RSU”). The number of shares of Parent common stock subject to each Parent RSU will be equal to the product of (x) the number of Shares subject to such Company RSU immediately prior to the Effective Time and (y) the Equity Award Conversion Ratio. Each Company performance share award (“Company PSA”) that is outstanding as of the effective time of the First Merger will be cancelled and converted into a performance share award denominated in shares of Parent common stock (“Parent PSA”). The number of shares of Parent common stock subject to each Parent PSA equal to the product of (x) the number of Shares subject to such Company PSA immediately prior to the Effective Time, multiplied by (y) the Equity Award Conversion Ratio. The awards will continue to be subject to the terms and conditions applicable to the awards immediately prior to the Effective Time, except as provided above and except that the post-change in control protection period, during which an individual whose employment is terminated by the Company without “cause” would benefit from accelerated vesting, is extended from two years to four years.

Prior to the Effective Time, the Company’s Employee Stock Purchase Plan (the “ESPP”), and each outstanding offering period then in progress will terminate and each participant’s accumulated contributions to the ESPP will be used to purchase Shares in accordance with the terms of the ESPP (and any remaining accumulated but unused payroll deductions will be distributed without interest to the relevant participants). No one may elect to participate in the ESPP after January 6, 2017 and no participant as of January 6, 2017 may increase his or her payroll deduction percentages or purchase elections after January 6, 2017. No new offerings in the ESPP will be made after January 6, 2017.

Pursuant to the Merger Agreement, Parent has agreed to honor all of the existing employment and severance agreements with employees of the Company in accordance with their terms. For one year after the Effective Time, Parent will provide, or cause to be provided, to employees of the Company who continue to be employed by Parent or its subsidiaries (i) a base salary and bonus opportunities that are no less favorable to such employee as the base salary and bonus opportunities provided to such employee immediately prior to the Effective Time and (ii) employee benefits that are, in the aggregate, no less favorable than those provided immediately prior to the Effective Time or, in Parent’s discretion, substantially comparable to those made available to similarly situated employees of Parent and its subsidiaries.

Other Terms of the Merger Agreement

The Merger Agreement includes customary representations, warranties and covenants of each of the Company, Parent, Purchaser and Merger Sub 2. The Company has agreed to operate its business in the ordinary course and to refrain from engaging in certain activities until the completion of the First Merger. The Company and Parent have agreed to use reasonable best efforts to consummate the Offer and the Mergers and make effective the Mergers as soon as practicable, including using reasonable best efforts to obtain approval of the proposed transactions under the HSR Act.

In addition, under the terms of the Merger Agreement, the Company has agreed not to solicit, initiate, knowingly encourage or knowingly facilitate the making of any alternative acquisition proposal, subject to customary exceptions permitting the Company to respond to and support unsolicited alternative acquisition proposals under certain circumstances. The Merger Agreement also includes customary termination provisions for both the Company and Parent. In certain circumstances, the Company will be obligated to pay Parent a termination fee of $90 million, including if the Merger Agreement is terminated by Parent following a change of recommendation by the board of directors of the Company or as a result of the material breach by the Company of its obligations not to solicit, initiate, knowingly encourage or knowingly facilitate the making of any alternative acquisition proposal, or if the Company terminates the Merger Agreement to enter into an agreement with respect to a proposal from a third party that the board of directors of the Company has determined is superior to Parent’s, in each case, as is described in further detail in the Merger Agreement. Under certain additional circumstances described in the Merger Agreement, the Company will be obligated to pay Parent a termination fee of $90 million if the Merger Agreement is terminated and, within twelve months following such termination, the Company consummates a business combination transaction of the type described in the Merger Agreement or enters into a definitive agreement for such a business combination transaction that is subsequently consummated. The parties to the Merger Agreement are also entitled to an injunction or injunctions to prevent breaches of the Merger Agreement by the other party, and to enforce specifically the terms of the Merger Agreement.

The board of directors of the Company has unanimously (i) determined and resolved that the terms of the Offer, the Mergers and the other transactions contemplated by the Merger Agreement are advisable, and fair to and in the best interests of, the Company and its stockholders, (ii) determined that it is advisable and in the best interests of the Company and its stockholders to enter into the Merger Agreement, and that the Merger Agreement is advisable, (iii) approved the Merger Agreement and the transactions contemplated thereby, on the terms and conditions set forth in the Merger Agreement and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The foregoing summary of the principal terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full copy of the Merger Agreement filed as Exhibit 2.1 hereto and incorporated herein by reference. The summary and the copy of the Merger Agreement are intended to provide information to investors regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about the Company or Parent in its public reports filed with the SEC. In particular, the Merger Agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to any party to the Merger Agreement. The Merger Agreement includes representations, warranties and covenants of the Company, Parent, Purchaser and Merger Sub 2 made solely for the benefit of the parties to the Merger Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the Company, Purchaser, Parent and Merger Sub 2 and may be subject to important qualifications and limitations agreed to by the Company, Purchaser, Parent and Merger Sub 2 in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s or Parent’s SEC filings and were used for purposes of allocating risk among the Company, Purchaser, Parent and Merger Sub 2 rather than establishing matters as facts. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of the Company, Parent, Purchaser, Merger Sub 2 or any of their respective subsidiaries or affiliates.

Tender and Support Agreement

On January 7, 2017, concurrently with the execution of the Merger Agreement, TPG FOF V-A, L.P., TPG FOF V-B, L.P. and TPG Partners V, L.P. (each, a “TPG Stockholder”) entered into a tender and support agreement (the “Tender and Support Agreement”) with Parent and Purchaser, pursuant to which, among other things and subject to the terms and conditions therein, each TPG Stockholder agreed to tender all Shares of which such TPG Stockholder is the beneficial or record owner, representing in the aggregate approximately 30.4% of the outstanding Shares, into the Offer.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 6, 2017, the board of directors of the Company approved an amendment to all outstanding equity-based awards to extend the post-change in control protection period, during which an individual whose employment is terminated by the Company without “cause” would benefit from accelerated vesting, from two years to four years effective upon the consummation of the First Merger.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On January 6, 2017, the board of directors of the Company adopted an amendment to the Company’s Bylaws (the “Bylaws”), which amendment took effect upon adoption by the board of directors of the Company. Specifically, a new Section 8.8 was added to Article VIII of the Bylaws to provide that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware (collectively, the “Delaware Courts”), will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Company’s certificate of incorporation or Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine of the State of Delaware. The new provision further provides that any stockholder of the Company will be deemed to have consented to the provision. The foregoing description is qualified in its entirety by reference to the marked copy of the Bylaws, which is filed herewith as Exhibit 3.1 and incorporated herein by reference.

Item 8.01 Other Events.

Joint Press Release

On January 9, 2017, the Company and Parent issued a joint press release announcing entry into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Cautionary Statement Regarding Forward Looking Statements

This communication may contain statements that constitute “forward-looking statements,” including, for example, information related to UnitedHealth Group, SCA and the proposed acquisition of SCA by UnitedHealth Group. Generally the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “project,” “should” and similar expressions identify forward-looking statements, which generally are not historical in nature. Such statements reflect the current analysis of existing information and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the possibility that various conditions to the consummation of the Offer and the Mergers may not be satisfied or waived, including the receipt of regulatory clearances related to the mergers; uncertainty as to how many shares of SCA common stock will be tendered into the Offer; the risk that the Offer and the Mergers will not close within the anticipated time periods, or at all; the failure to complete or receive the anticipated benefits from UnitedHealth Group’s acquisition of SCA; the possibility that the parties may be unable to successfully integrate SCA’s operations into those of UnitedHealth Group; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, suppliers or physicians) may be greater than expected following the transaction; the retention of certain key employees at SCA may not be achieved; the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions; UnitedHealth Group and SCA are subject to intense competition; factors that affect UnitedHealth Group’s ability to generate sufficient funds to maintain its quarterly dividend payment cycle; the effects of local and national economic, credit and capital market conditions; and the other risks and uncertainties relating to UnitedHealth Group and SCA described in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

SCA assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements or information, which speak only as of the date hereof.

Additional Information and Where to Find It

This communication relates to a pending business combination transaction between UnitedHealth Group and SCA. The Offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to sell or exchange, nor a solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

UnitedHealth Group intends to file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. UnitedHealth Group and a wholly-owned subsidiary of UnitedHealth Group intend to file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. SCA intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. SCA and UnitedHealth Group may also file other documents with the SEC regarding the transaction. This communication is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which SCA or UnitedHealth Group may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any decision regarding exchanging their shares, because they will contain important information about the transaction. The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, will be made available to all holders of SCA’s stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the solicitation/recommendation statement may be obtained for free by contacting UnitedHealth Group’s Investor Relations department at (800) 328-5979. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting SCA’s Investor Relations department at (800) 768-0094.

In addition to the SEC filings made in connection with the transaction, each of UnitedHealth Group and SCA files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. UnitedHealth Group’s and SCA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

2.1	Agreement and Plan of Reorganization, dated January 7, 2017, among UnitedHealth Group Incorporated, Spartan Merger Sub 1, Inc., Spartan Merger Sub 2, LLC and Surgical Care Affiliates, Inc. Schedules to the Agreement and Plan of Reorganization have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules to the U.S. Securities and Exchange Commission upon request.

3.1	Amended and Restated By-Laws of Surgical Care Affiliates, Inc.

99.1	Joint Press Release issued by UnitedHealth Group Incorporated and Surgical Care Affiliates, Inc. dated January 9, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Surgical Care Affiliates, Inc.

By:	/s/ Andrew P. Hayek
Name: Title:	Andrew P. Hayek Chairman, President and Chief Executive Officer

Date: January 9, 2017

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Reorganization, dated January 7, 2017, among UnitedHealth Group Incorporated, Spartan Merger Sub 1, Inc., Spartan Merger Sub 2, LLC and Surgical Care Affiliates, Inc. Schedules to the Agreement and Plan of Reorganization have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules to the U.S. Securities and Exchange Commission upon request.

3.1	Amended and Restated By-Laws of Surgical Care Affiliates, Inc.

99.1	Joint Press Release issued by UnitedHealth Group Incorporated and Surgical Care Affiliates, Inc. dated January 9, 2017.